February 3rd, 2017

VIA EDGAR

Pam A. Long

Assistant Director

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

Washington, D.C.

Re: Nano Stone Inc.

Offering Statement on Form 1-A

Filed November 15, 2016

File No. 024-10639

Dear Ms. Long,

 On behalf of Nano Stone Inc., I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Friday, February 10th, 2017.

 In making this request, Nano Stone Inc. acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Nano Stone Inc., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•Nano Stone Inc., may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at 201-367-8436 or by e-mail at sanmody@nanostoneinc.com.

Sincerely,

By: Sanjay Mody

Its: Chief Executive Officer

/s/ Sanjay Mody